No Act DC
P.E. 3-7-07



March 14, 2007

Act: 1934
Section: 13a
Rule:
Public
Availability: 3/14/2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Summit Bank Corporation**
Incoming letter dated March 7, 2007

Based on the facts presented, the Division will not object if Summit Bank Corporation stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the fiscal year ended December 31, 2006. In reaching this position, we note that Summit Bank has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Form S-8. We assume that, consistent with the representation made in your letter, Summit Bank will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the fiscal year ended December 31, 2006.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,


RECD S.E.C.
MAR 1 6 2007
1086

Andrew J. Brady
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2007

Mail Stop 3010

Remsen M. Kinne IV
Squire, Sanders & Dempsey LLP
One Maritime Plaza, Suite 300
San Francisco, California 94111-3492

Re: Summit Bank Corporation

Dear Mr. Kinne:

In regard to your letter of March 7, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

SQUIRE SANDERS | LEGAL COUNSEL WORLDWIDE

SQUIRE, SANDERS & DEMPSEY L.L.P.

One Maritime Plaza, Suite 300
San Francisco, California 94111-3492

Office: +1.415.954.0200
Fax: +1.415.393.9887

Securities Exchange Act of 1934, as amended:
Section 12(g)(4) and Rule 12g-4; Section 12(h) and
Rule 12h-3; Sections 13(a) and 15(d); Form 10-K

Direct: +1.415.954.0316
rkinne@ssd.com

March 7, 2007

VIA E-MAIL AND FACSIMILE

Division of Corporation Finance
Office of Chief Counsel
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re: UCBH Holdings, Inc. (SEC File No. 000-24947);
Summit Bank Corporation (SEC File No. 000-21267):
Request for No Action Letter

Ladies and Gentlemen:

We are writing on behalf of UCBH Holdings, Inc., a Delaware corporation ("UCBH") and UCBH's wholly owned subsidiary UCB Merger, LLC, a Delaware limited liability company ("Merger Sub"). This letter replaces and supersedes the Request For No Action Letter submitted by Summit Bank Corporation, a Georgia corporation ("Summit") on December 12, 2006 and on January 22, 2007.

Merger Sub and UCBH on behalf of Summit hereby respectfully request the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") confirm that it will not recommend enforcement action to the SEC if, under the circumstances described below, Merger Sub files a certificate on Form 15 (a "Form 15") on behalf of Summit to suspend Summit's reporting obligations under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12h-3 thereunder ("Rule 12h-3"), including the suspension of Summit's duty to file its Annual Report on Form 10-K for the year ending December 31, 2006.

<u>Background</u>

On September 18, 2006, Summit, UCBH, and Merger Sub entered into an Agreement and Plan of Merger (the "<u>Merger Agreement</u>"). The Merger Agreement provides, among other things, for (1) the merger of Summit with and into Merger Sub, with Merger Sub as the surviving entity, and (2) the merger of Summit's bank subsidiary, The Summit National Bank, with and into United Commercial Bank, a California state chartered bank that is a wholly-owned subsidiary of UCBH.

Pursuant to the Merger Agreement, the merger of Summit with and into Merger Sub became effective at 11:58 p.m., EST on December 29, 2006 (the "<u>Effective Time</u>") and the merger of The Summit National Bank with and into United Commercial Bank became effective at 11:59 p.m., EST on December 29, 2006. As a result, each then outstanding share of Summit common stock was converted automatically at the Effective Time into the right to receive either $24.50 per share in cash or 1.3521 shares of UCBH common stock, subject to certain merger consideration election, allocation and proration procedures set forth in the Merger Agreement (the "<u>Merger Consideration</u>"). Holders of unexercised Summit stock options at the Effective Time received cash in an amount equal to the difference between $24.50 and the exercise price per share of the option, multiplied by the number of shares subject to the option.

UCBH's common stock is listed on the NASDAQ Global Select Market under the symbol of "UCBH." The issuance of UCBH common stock as Merger Consideration is exempt from registration requirements under the Securities Act of 1933, as amended (the "<u>Securities Act</u>") pursuant to Section 3(a)(10) of the Securities Act. The fairness hearing supporting this exemption was held on November 1, 2006 by the California Commissioner of Corporations under Section 25142 of the California Securities Law.

On December 29, 2006, under Exchange Act Rule 12d2-2(a), The NASDAQ Stock Market LLC filed with the SEC an application on Form 25 to terminate (1) the exchange listing for Summit's common stock and (2) the registration of the common stock under Section 12(b) of the Exchange Act. Prior to the effectiveness of this Form 25, Summit's common stock was registered under Section 12(b) of the Exchange Act and was listed on the NASDAQ Global Market. This Form 25 became effective on January 8, 2007. As a result, Summit's obligations under Section 12(b) of the Exchange Act have been suspended as provided in Exchange Act Rule 12d2-(d)(5).

On January 22, 2007, Merger Sub on behalf of Summit filed with the SEC a Form 15/A to withdraw the Form 15 filed on behalf of Summit on January 3, 2007. Next, on January 22, 2007, Merger Sub on behalf of Summit filed with the SEC a Form 8-K reporting the completion of the transactions contemplated under the Merger Agreement. Next, on January 22, 2007, Merger Sub on behalf of Summit filed with the SEC a Form 15 to terminate Summit's obligations under Section 12(g) of the Exchange Act pursuant to Exchange Act Rule 12g-4(a)(1).

Merger Sub intends to file, on behalf of Summit, a Form 15 to suspend, pursuant to Rule 12h-3(b)(1)(i), Summit's reporting obligations under Section 15(d) of the Exchange Act. Merger Sub will file such Form 15 only after obtaining the relief sought by this letter but on or before the due date of Summit's Annual Report on Form 10-K for the year ending December 31, 2006.

Notwithstanding termination of Summit's obligations under Section 12(b) and Section 12(g) of the Exchange Act, Exchange Act Section 15(d) would require filing of Summit's Annual Report on Form 10-K for the year ending December 31, 2006 since Summit previously filed Securities Act registration statements that were declared effective. These Section 15(d) obligations were suspended while Summit common stock was registered under Section 12 of the Exchange Act.

Pursuant to Rule 12h-3(c), however, suspension of Exchange Act obligations is not permitted with respect to reports for any fiscal year during which a Securities Act registration statement becomes effective or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. On March 27, 2006, the SEC declared effective a Summit registration statement on Form S-1 (Regis. No. 333-132282), pursuant to which Summit sold common stock to the public in a firm commitment underwritten offering (the "S-1 Registration Statement"). Summit had a December 31 fiscal year end. The S-1 Registration Statement was declared effective during Summit's fiscal year ended December 31, 2006 (the "2006 Fiscal Year"). Summit also had two effective registration statements on Form S-8 (Regis. Nos. 333-92925 and 333-29199), pursuant to which it registered shares of its common stock in prior fiscal years for issuance under its employee benefit plans (collectively, the "S-8 Registration Statements") subject to Securities Act Section 10(a)(3) updating. As a result, a literal reading of Rule 12h-3(c) would require an Annual Report on Form 10-K for the 2006 Fiscal Year to be filed on behalf of Summit although Summit had merged out of existence prior to the end of that period.

No securities remain unsold under the S-1 Registration Statement. All shares of Summit common stock that were sold pursuant to the S-1 Registration Statement, like the other outstanding shares of Summit common stock, were converted at the Effective Time into the right to receive the Merger Consideration. Merger Sub has filed post-effective amendments to the S-8 Registration Statements with the SEC on behalf of Summit to deregister any unsold securities thereunder. All outstanding options to acquire shares of Summit common stock, the underlying shares of which are registered under the S-8 Registration Statements, were converted at the Effective Time into the right to receive cash payment as described above. No shares of Summit common stock or options to purchase Summit stock remain outstanding, including those issued pursuant to the S-1 Registration Statement or the S-8 Registration Statements. There is no longer any market for Summit common stock. Other than its common stock, Summit does not have any classes of securities registered under the Exchange Act. Summit filed with the SEC and mailed to its shareholders a definitive proxy statement containing the disclosure required under Section 14(a) of the Exchange Act with respect to the transactions contemplated under the Merger Agreement, the material terms of which are summarized in this letter.

Discussion

We respectfully submit that Merger Sub and UCBH on behalf of Summit should be able to rely on Rule 12h-3 to suspend Summit's duty to file periodic reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c) for the following reasons: (1) Summit meets the requirements of Rule 12h-3(a) and (b), (2) Section 15(d)'s purpose of providing current information to purchasers is not at issue in Summit's situation, (3) the benefits of periodic reporting for Summit do not outweigh the burdens of making such filings and (4) the SEC has frequently recognized in situations very similar to Summit's that a literal reading of Rule 12h-3(c) is not always justified.

Summit meets all requirements of Rule 12h-3(a) and (b) for the suspension of Summit's duty under Section 15(d) to file reports required by Section 13(a). Summit has filed all required reports for its fiscal years 2004, 2005 and 2006 and for the interim period of 2007, including a Current Report on Form 8-K reporting the completion of the transactions contemplated under the Merger Agreement. Since Summit ceased to exist as a separate entity at the Effective Time, there are no holders of record of Summit's securities, satisfying the requirement for suspension of Section 15(d) and Section 13(a) obligations that Summit have fewer than 300 holders of record of its securities. Similarly, no former holders of Summit common stock pursuant to any of the registration statements described above currently remain Summit stockholders and there are no longer any shares of Summit common stock outstanding.

The SEC has frequently recognized in similar situations that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations. The SEC has stated that the purpose of Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in ... [a] registered offering ..." and that this limitation "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *Exchange Act Release No. 34-20263, dated October 5, 1983.* The Staff has previously stated its view that Rule 12h-3(c) is "not intended to apply to a registration statement which became effective in a prior fiscal year, but which is required to be updated pursuant to Section 10(a)(3) of the 1933 Act." *See C. Michael Harrington (available January 4, 1985).*

Consistent with this policy rationale, the SEC has granted relief substantially the same as that sought by this letter in numerous prior no action letters involving companies that were acquired during a fiscal year in which they previously had a Securities Act registration statement declared effective. *See, e.g., PacifiCare Health Systems, Inc. (available on March 14, 2006) (Form S-8 declared effective during fiscal year of acquisition); PayPal, Inc. (available November 13, 2002) (Form S-1 and Form S-8 declared effective during fiscal year of acquisition); Exxon Mobil Corporation, Mobil Corporation (available February 7, 2000) (Form S-3 declared effective during fiscal year of acquisition);* ~~*KerrMcGee (Nevada) LLC (available August 9, 2004) (Form S-4 declared effective during fiscal year*~~ *of acquisition); Reynolds Metals Company (available August 11, 2000) (Form S-3 declared effective during fiscal year of acquisition); Unocal Corporation (available October 21, 2005) (Form S-8 declared effective and Form S-3 and S-4 registration statements updated during fiscal year of acquisition); CoCensys, Inc. (available November 10, 1999) (Form S-8 declared effective during fiscal year of acquisition).*

No investing public remains for which it is necessary to assure current information with regard to Summit, which no longer exists as a separate entity. No securities remain unsold under the S-1 Registration Statement. Merger Sub has filed a post-effective amendment with the SEC on behalf of Summit to deregister any remaining unsold securities under each of the S-8 Registration Statements. Requiring the continued filing of Exchange Act reports for Summit under Section 15(d) would not serve the purpose of Section 15(d) and would be significantly burdensome to Summit and UCBH, particularly the preparation and filing of an Annual Report on Form 10-K. Congress recognized that, in certain situations, the benefits of periodic reporting to the public might not always be commensurate with the burdens imposed. *Exchange Act Release No. 34-20263, dated October 5, 1983.* It is difficult to envision a situation where the burdens of reporting more clearly exceed the benefits than when the issuer is no longer in existence and no shareholders from a registered offering (or any other source) remain.

Conclusion

For the reasons discussed above, we respectfully request that the Staff advise us that it will not recommend enforcement action to the SEC if, under the circumstances described in this letter, Merger Sub files a Form 15 on behalf of Summit to suspend Summit's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act pursuant to Rule 12h-3 with respect to the Summit common stock, including the suspension of Summit's duty to file its Annual Report on Form 10-K for the year ending December 31, 2006.

In view of the expense, time and effort that would be involved in the preparation of and filing of Summit's Annual Report on Form 10-K for the year ending December 31, 2006 under the Exchange Act, we respectfully request that this matter be given expedited consideration. If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 33-7427 (July 1, 1997), we are transmitting one copy of this letter by e-mail. For convenience, we are also transmitting one copy via facsimile. Any questions or comments may be directed to the undersigned at (415) 954-0316 or Nicholas C. Unkovic of this firm at (650) 843-3238.

Respectfully,

SQUIRE, SANDERS & DEMPSEY L.L.P.



Remsen M. Kinne IV

RMK/mf

cc: Andrew Brady, Esq., Office of Chief Counsel, Securities and Exchange Commission
Dennis A. Lee, Esq., UCBH Holdings, Inc.
Katherine Koops, Esq., Powell Goldstein LLP